Confidential Treatment Request made by The L.S. Starrett Company

March 27, 2014
VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE: The L.S. Starrett Company

Form 10-K for the Year Ended June 30, 2013

Filed September 5, 2013

Form 10-Q for the Period Ended December 31, 2013

Filed January 30, 2014

Definitive Proxy Statement on Schedule 14A

Filed September 5, 2013

Response dated March 7, 2014

File No. 1-367

Dear Mr. O’Brien:

The L. S. Starrett Company (the “Company”) reviewed your comment letter dated March 14, 2014 and has provided detailed responses to each of your specific comments.

Form 10-K for the Year Ended June 30, 2013

Item 1 – Business, page 4

General, page 4

1.

You disclose that you offer a “broad array of products to the market through multiple channels of distribution throughout the world.” We also note disclosure on page 41 stating that your products “are sold from its manufacturing units through a customer base of resellers, primarily industrial distributors.” Based on our review of the company’s website, www.starrett.com, it appears that you have established networks of national and local distributors. In future filings, please enhance your disclosure by clearly identifying the methods by which you distribute your products, noting to the extent applicable, any differences between your domestic and international markets. Refer to Item 101(c)(1)(i) of Regulation S-K.

PRECISION TOOLS • GAGES • SAW BLADES • HAND TOOLS • CUSTOM MEASURING SOLUTIONS • OPTICAL AND VISION MEASURING SYSTEMS • TEST AND MEASUREMENT EQUIPMENT	The L.S. Starrett Company 121 Crescent Street Athol, MA 01331-1915 - USA Tel.: 978 249-3551 / Fax: 978 249-8495 www.starrett.com

Confidential Treatment Request made by The L.S. Starrett Company

Response

The Company acknowledges the Staff’s comment and in future filings will describe its primary distribution channels and any differences between domestic and international markets. In future filings the Company intends to include the description below:

The Company primarily distributes its precision hand tools, saw and construction products through distributors or resellers both domestically and internationally. Our capital equipment products are primarily sold directly to end user customers domestically and internationally.

2.

You disclose that you are a “global manufacturer with major subsidiaries. . . .” Your disclosure should identify your “major subsidiaries” as well as discuss whether these subsidiaries engage in production of products serving a particular industry given their specific geographic location. To the extent applicable, please revise your future filings accordingly.

Response

The Company acknowledges the Staff’s comment and in future filings the Company intends to include the description below:

The Company’s major domestic manufacturing subsidiaries are located in Athol, Massachusetts and Mt. Airy, North Carolina. Both subsidiaries principally serve the metalworking, construction, machinery, equipment, aerospace and automotive industries. The Company’s major international manufacturing subsidiaries are located in Brazil, Scotland and China and principally serve the metalworking, construction, machinery, equipment and automotive industries.

Products, page 4

3.

With a view towards future disclosure, please explain to us what new support programs and marketing collateral you are referring to in the middle of the third paragraph of your disclosure. In addition, please provide some basis for your statement that you are “gaining market share in the food processing industry.”

Response

The Company advises the Staff that it has made major investments in market research and enhanced website capabilities to support our sales and marketing organizations. The Company is gaining market share in the food processing industry as a result of investments in tradeshows, digital marketing, advertising and the addition of sales personnel. Specifically, the Company’s sales in the food processing industry have grown 20% in fiscal 2013 compared to fiscal 2012, while the revenue of the food processing industry has grown at a 4.9% rate over the past 5 years based upon data from S&P Capital IQ and Bloomberg.

Confidential Treatment Request made by The L.S. Starrett Company

Item 1A. Risk Factors, page 6

4.

In future filings, please ensure that the caption of each risk factor adequately describes the risk, and that each risk factor presents a material risk currently impacting your business. In this regard, risks such as “Risks Related to the Economy;” “Risks Related to Technology;” and Risks Related to Competition” appear to discuss risks that could apply to any company.

Response

The Company acknowledges the Staff’s comment and will ensure that the caption of each risk factor in future filings will adequately describe the risk, and that each risk factor in future filings will present a material risk currently impacting the Company’s business.

Management’s Discussion and Anal ysis

Results of Operations, page 11

5.

We note your response to comment 2 of our letter dated February 24, 2014. There have been significant differences between your effective tax rates and the U.S. normalized combined federal and state statutory tax rate of 40% that you disclose. There also have been significant variances in your effective tax rates from period to period. For example, your effective tax rate was 700% for fiscal 2012 compared to 120% for fiscal 2013. In this regard, please address the following:

●

It appears that the return to provision adjustments line item included in your reconciliation between expected tax expense at the U.S. statutory rate to actual tax expense (benefit) on page 31 may represent multiple significant items. We remind you that ASC 740-10-50-12 states that you should disclose the estimated nature and amount of each significant reconciling item. In this regard, please separately break out any individually significant items included in this line item. To the extent the nature of the reconciling item is not clear from the description included in your line item description, please provide additional clarifying disclosures underneath your table; and

●

Please expand your discussion in MD&A to also disclose the quantitative effect of each significant factor that caused significant variances in your effective tax rates from period to period. For example, you should quantify the tax impact of the dividend to the parent company from the Australian subsidiary.

Please show us in your supplemental response what the revisions will look like in future filings.

Response

In response to the Staff’s comment requesting additional clarity with respect to significant items within the return to provision adjustments line item included in our reconciliation between expected tax expense at the U.S. statutory rate to actual tax expense (benefit) on page 31, we are providing the following information:

For the year ended June 30, 2013 the Company reported an income tax benefit of $764,000 related to differences between the Company’s tax returns filed in fiscal 2013 for earlier periods and the corresponding original estimates used for financial statement purposes. This benefit was primarily driven by the following four significant return to provision adjustments:

Confidential Treatment Request made by The L.S. Starrett Company

a.

$350,000 reduction to tax expense related to foreign tax returns primarily related our estimates of required Brazilian statutory transfer pricing adjustments compared to actual amounts imposed by the Brazilian government.

b.	$162,000 reduction to U.S. tax expense primarily related to changes in U.S. state taxes from the 2012 estimate to the amounts reflected on the actual state tax returns filed.

c.

$160,000 reduction to tax expense related to Company’s decision to claim foreign tax credits for foreign taxes deducted in the fiscal 2012 provision and on selected tax returns for earlier years. The reduction in tax expense is the net benefit after considering the Company’s corresponding valuation allowance on portions of its foreign tax credit carryforward.

d.	$92,000 reduction to tax expense related to the Company’s decision to elect to use the Simplified Alternative Method of calculating the federal tax credit for research expenses on its 2012 tax return.

Similar items for the years ended June 30, 2012 and 2011 were not significant and continue to be classified as components of other permanent items.

In future filings the Company will continue to identify and disclose the significant items that represent differences between the amount of income tax expense attributable to continuing operations for the year and the amount of income tax expense that would result from applying the U.S. federal statutory rate to pretax income from continuing operations.

In response to the Staff’s comments requesting expanded discussion within the MD&A for the quantitative effects of significant variances in our effective tax rates from period to period, please consider the following discussion to further clarify these items for purposes of our June 30, 2013 MD&A:

The Company recorded approximately $958,000 of tax expense on $796,000 of pretax income and $777,000 of tax benefit on $111,000 of pretax income for the fiscal years ended June 30, 2013 and June 30, 2012 respectively. The significant items impacting tax expense in fiscal 2013 include the following:

The Company recorded $880,000 of deferred income tax expense to reflect the year over year change in the tax rates we apply to our deferred tax balances. Of this amount, $782,000 is attributable to a decrease in our State effective tax rate due to changes in state tax rates and apportionment of profits in the jurisdictions we operate in. The remaining $98,000 of deferred tax expense relates to a corporate tax rate reduction in the United Kingdom, which received royal assent during fiscal 2013.

Confidential Treatment Request made by The L.S. Starrett Company

The Company recorded approximately $764,000 of tax expense to reflect the U.S. and foreign income tax expense related to differences between the Company’s tax returns filed in fiscal 2013 for earlier periods and the corresponding original estimates used for financial statement purposes.

The Company recorded approximately $201,000 of tax expense related to the U.S. tax cost of a one-time dividend made from our Australian subsidiary.

Financial Statements

Notes to the Financial Statements

Note 11 – Income Taxes, page 31

6.

We note your response to comment 5 of our letter dated February 24, 2014. We continue to have difficulty understanding why your projections should be given significant weight in your analysis pursuant to ASC 740-10-30-23 given that you projected domestic income for fiscal years 2011 through 2013 but incurred actual losses. As previously requested, please provide us with your initial projected amounts for each year from 2011 to 2013 and address the primary factors that resulted in significant differences between the actual and projected domestic amounts for each year. You mention that book losses were primarily the result of one-time events. Please tell us what year each of the events included in your response occurred and help us better understand the nature of the pension write-down amount. Please provide this analysis in which you compare projected to actual amounts separately for each year.

Response

In response to the Staff’s comments, below is a table of the major categories of the domestic Statement of Operations for fiscal years 2011 – 2013 comparing actual to forecast data for each year:

L. S. Starrett
Domestic Statement of Operations
$(Millions)

	FY2011		FY2012		FY2013		Total
	Actual	Forecast	Actual	Forecast	Actual	Forecast	Actual	Forecast	Variance

Sales	[[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Gross Margin	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

SG&A	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Operating profit	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Intercompany Activity (not forecasted)	[***]		[***]		[***]		[***]
Pension Expense Adjustment			[***]				[***]

U.S. Entity Operating Loss	[***]		[***]		[***]		[***]

Other Income & Expense	[***]		[***]		[***]		[***]

US Entity book loss	[***]		[***]		[***]		[***]

One Time Items
Pension			[***]				[***]
Losses of Closed Plant			[***]		[***]		[***]

U.S. Income excluding one-time losses	[***]		[***]		[***]		[***]][1]

Confidential Treatment Request made by The L.S. Starrett Company

The primary factors impacting our operating profit variance of $[***]2 million when comparing an actual operating loss of $[***]3 million to a forecasted profit of $[***]4 million are:

●

Sales were $[***][5] million or [***][6]% below projection due to a [***][7]% decline in capital equipment divisions, principally caused by a significant unexpected decline in purchases from a major customer in the semi-conductor sector.

●	Gross margins declined approximately $[***][8] million due primarily to the sales shortfall.
●

Selling, general and administrative expenses increased from a forecasted [***][9]% of sales to [***][10]% of sales primarily due to the fixed nature of these costs, including salaries, benefits and previous commitments to advertising vendors which the Company was unable to reduce on a timely basis as a result of the sales shortfalls.

The pension write-down of $15.2 million was the result of a 1.5% decrease in the pension discount rate, which increased the pension liability by $15.2 million. The impact of the pension is discussed in detail in our management discussion and analysis in the Company’s fiscal 2013 10-K (page B11) in the section comparing fiscal year 2012 to 2011.

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Confidential Treatment Request made by The L.S. Starrett Company

7.

You provide projected book income amounts for fiscal years 2014 through 2016 based on your expectation of sales growth in your overall business, improved margins, and a decline in selling, general and administrative expenses. Please help us better understand your basis for making these assumptions and expecting these significant improvements in your results. It appears that you may continue to be in cumulative loss position in 2014 based on your projected book income amount for fiscal year 2014.

Response

In response to the Staff’s comments regarding sales growth, improved margins and a decline in selling general and administrative expenses, the Company has provided a Condensed Statement of Operations and an explanation of key variances between actual results for fiscal years 2011 – 2013 compared to a forecast for fiscal years 2014 – 2016:

L. S. Starrett
Domestic Profit & Loss
$(Millions)

Fiscal Years 2011-2013 Compared to Fiscal Years 2014-2016

	Fiscal Years	Fiscal Years
	2011-2013	2014-2016	Variance
	Actual	Forecast	$	%
Sales	[[***]	[***]	[***]	[***]
Gross Margin	[***]	[***]	[***]	[***]
% of Sales	[***]	[***]
Selling, General & Admin	[***]	[***]	[***]	[***]
% of Sales	[***]	[***]	[***]	[***]
Operating Profit	[***]	[***]	[***][11]

The assumed [***]12% sales growth for fiscal years 2014 - 2016 is principally based upon our acquisition of Bytewise in December of 2011, representing eighteen months of sales in the fiscal years 2011 – 2013 compared to thirty-six months of sales in the fiscal years 2014 – 2016. The Bytewise division, which serves the capital equipment market, represents $[***]13, or [***]14% of the $[***]15 million increase in sales from the three fiscal years 2011 – 2013 compared to the fiscal years 2014 – 2016. Excluding Bytewise, the remaining divisions represent a $[***]16 million or [***]17% increase from $[***]18 million in sales for the fiscal years 2014 – 2016.

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Confidential Treatment Request made by The L.S. Starrett Company

The margin improvement of [***][19]% is due principally to sales mix with the $[***][20] Bytewise sales increase representing $[***][21] of the overall $[***][22] margin improvement. The remaining $[***][23] margin improvement is the result of favorable sales mix with higher margins coupled with cost reductions in manufacturing overhead implemented in the second half of fiscal 2013 and new system improvements, including costing and inventory management systems, scheduled for fiscal 2015 and 2016.

The selling, general and administrative expense of $[***][24] for fiscal years 2014 – 2016 represents a $[***][25] or [***][26]% decrease compared to fiscal years 2011 – 2013. Expiration of capitalized software and profit sharing programs represent a $[***][27] savings. In addition, reduced marketing and professional fees coupled with personnel reductions implemented in the second half of fiscal 2013 are the primary factors influencing the percentage expense savings relative to sales.

In reference to the Staff’s question regarding a cumulative loss position at the end of fiscal year 2014, the Company does expect a cumulative U.S. book loss over the three fiscal years ending June 30, 2014.

8.

Your response indicates that you recorded domestic taxable income over the last three years. Please tell us the amount of domestic taxable income or loss recorded during each of the three last years. Please help us better understand the significant differences between book and taxable income for each of these three last years. Please address each year separately in your response. Please also provide us with your projected domestic taxable income over each of the next three years.

Response

The Company’s determination of taxable income is based on the requirements enumerated in the U.S. Federal Income Tax Code which has many differences from book income based on the requirements of U.S. GAAP.

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Confidential Treatment Request made by The L.S. Starrett Company

The following table highlights significant differences between book and taxable income and the other items impacting our U.S. net operating loss carryforward over the past three years. Other adjustments to our annual net operating loss relate to return to provision adjustments for the previous year including the Fiscal 2013 tax return election to claim foreign tax credits for foreign taxes previously deducted.

	2011	2012	2013

Domestic Book Income	(413)	(14,614)	(2,633)

Non-deductible expenses	[[***]	[***]	[***]
Pension	[***]	[***]	[***]
Inventory Related	[***]	[***]	[***]
Compensation Related	[***]	[***]	[***]
Tax Deductions	[***]	[***]	[***]

Reverse Previous foreign tax deductions to take credit			[***]
Australian Dividend			[***]
Other Adjustments	[***]	[***]	[***]

Decrease/(Increase) to U.S. NOL	[***]	[***]	[***]][28]

The actual tax returns filed for fiscal years 2011, 2012, and 2013 reflected taxable income of $[***]29, $[***]30 and $[***]31, respectively.

When considering future sources of income, the Company forecasts that its taxable income for fiscal years 2014, 2015 and 2016 will be $[***]32, $[***]33 and $[***]34, respectively. These estimates are based on our estimated pre-tax income and include unfavorable estimated taxable income adjustments related to non-deductible expenses and accrued pension expense, and estimated favorable taxable income adjustment for deductible state expense. Other taxable and deductible temporary differences will fluctuate based on the specific facts in each year.

Additionally, the Company has disclosed approximately $11 million of gross unrecognized tax benefits for uncertain tax positions in accordance with ASC 740-10. The Company has not adopted ASU 2013-11 as of June 30, 2013 and consistently recorded its tax reserves as a long term liability separate from its tax attribute carryforwards. Accordingly, the tax reserves, to the extent they relate to U.S. operations (approximately $[***]35), are to be considered as a source of U.S. taxable income, consistent with ASC 740-10-30-18. The Company will comply with ASU 2013-11 in its June 30, 2015 financial statements and does not expect a material impact to tax expense as a result.

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Confidential Treatment Request made by The L.S. Starrett Company

9.

We note your response to comment 6 of our letter dated February 24, 2014. We note that there is no expectation to reverse your LIFO election; however, it is an action that could be implemented. Please help us better understand the impact of reversing your LIFO election by addressing the following:

●

Please help us better understand how and when reversing your LIFO election would impact your taxable income, including if it will immediately increase your taxable income in the period you reverse your election by the complete LIFO tax reserve amount or whether the increase in taxable income would be spread over multiple years. If over multiple years, please tell us over how many years and how the amount of each year’s increase to taxable income would be determined; and

●

Please walk us through an example of the financial statement impact of reversing your LIFO election. You should include the journal entries that would be recorded to your income statement and balance sheet in the period in which you reverse your LIFO election and in subsequent periods that are impacted by the reversal. Your example could assume that you have zero pre-tax book income in the period in which you reverse your LIFO election and that you are continuing to use the LIFO election for financial reporting purposes. It should be clear what impact the reversal would have on your income tax expense (benefit), net earnings, and your effective tax rate for each period impacted.

Response

The Company respectfully advises the Staff that at the current time, it has no intention of revoking its LIFO election and would do so only if, after review of all tax and non-tax implications, it was prudent to do so.  The Company recognizes that it is an election that is feasible to be made with minimal cost and that the current tax loss carryforward would be utilized if the election were made.

●

Under US tax law, the general rule for making an election to change a method of accounting is for the increase in taxable income to be taken into consideration over 4 years.  Thus, if the Company were to make an election to change its method of valuing inventory for tax purposes, there would be an increase in taxable income of $[***][36] (based on the Company’s tax LIFO reserve as of June 30, 2013).  As the Company’s tax losses reported on its federal tax return start to expire in 2029, the Company currently expects to review the feasibility and appropriateness of making this election in 2025.

●

Assuming the Company made the election only for tax purposes and had increased loss carryforwards such that no tax would be due, there would be minimal financial statement impact as a result of making the election.   Effectively, the deferred tax asset for tax loss and credit carryforwards would be reduced and the deferred tax asset related to inventory would be increased by the US tax rate in effect at the time the revocation was made.  Tax expense and book earnings would not change significantly if the change in method of accounting was only made for tax purposes.

●

The Company’s current tax position would likely not lead us to revoke the LIFO election since there would be insufficient tax losses and credits to offset an increase in taxes payable; however, if the Company were to revoke its LIFO election as of June 30, 2013, the entries made over four years would be as follows:

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Confidential Treatment Request made by The L.S. Starrett Company

Debit Current Deferred Tax Asset	$[***][37]
Debit tax Expense	$[***][38]
Credit Long Term Deferred Tax Asset	$[***][39]
Credit Taxes Payable	$[***][40]

Item 10. Directors, Executive Officers and Corporate Governance, page 46

Executive Officers of the Registrant, page 46

10.

We note your disclosure that there “have been no events under any bankruptcy act, no criminal proceedings and no judgments . . . during the past five years” involving your executive officers [emphasis added]. Please note that Item 401(f) of Regulation S-K requires the disclosure of certain legal proceedings in the past ten years. Please supplementally confirm to us and in future filings disclose that no director, executive officer, significant employee or control person of the company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years. We note similar disclosure on page 7 of your Definitive Proxy Statement on Schedule 14A filed September 5, 2013.

Response

The Company advises the Staff that no director, executive officer, significant employee or control person of the Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years. The Company acknowledges the Staff’s comment and in future filings will disclose whether any director, executive officer, significant employee or control person of the company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

Item 15. Exhibits and Financial Statement Schedules, page 48

11.

It does not appear that you have filed a list of your subsidiaries as Exhibit 21 with your Form 10-K. In future filings, please attach as an exhibit a list of all subsidiaries of the registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business. Refer to Item 601(b)(21) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will file a list of its subsidiaries as Exhibit 21 in future 10-K filings, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business.

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Confidential Treatment Request made by The L.S. Starrett Company

Signatures, page 51

12.

In future filings, please identify those persons who have signed your Form 10-K in their individual capacities of principal financial officer and principal accounting officer or controller. We note, for example, that Francis J. O’Brien, your chief financial officer, has signed on behalf of the registrant, but it does not appear that he has signed the Form 10-K in his individual officer capacity.

Response

The Company acknowledges the Staff’s comment and in future filings will identify those persons who have signed its Form 10-K in their individual capacities of principal financial officer and principal accounting officer or controller.

Definitive Proxy Statement on Schedule 14A filed September 5, 2013

Compensation Discussion and Analysis, page 8

Compensation Philosophy, page 8

13.

We note that the compensation committee makes judgments based “on competitive compensation” at companies of “similar size and in similar fields” and that in its determinations uses “specific peer comparisons . . . .” You also disclose that in 2012 the compensation committee engaged Radford as its compensation consultant to review, among other things, “the total compensation against the competitive marketplace using a peer group.. . .” In future filings, please identify the peer group companies and supplementally provide us with this information. In addition, clearly disclose whether you engage in benchmarking of total executive compensation and/or elements thereof. In this regard, we note disclosure on page 10 regarding Radford’s recommendation of a long term equity award that would position the company in the 25th percentile of the market. If you do not benchmark executive compensation, please elaborate on your disclosure that you believe your officers’ compensation is “generally lower” than the compensation paid by companies of similar size and clarify whether by “clos[ing] this gap” you intend to pay compensation at or above the median of your peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Long-Term Equity Incentives, page 10

Response

The Company acknowledges the Staff’s comment and will disclose its peer group companies in future filings. The Company’s peer group consists of Altra Holdings, Blount International Cascade, Columbus McKinnon, Douglas Dynamics, Eastern Company, Flow International, GSI Group, Hardinge, Hurco, Kadant, Key Technology, LeCroy, Lydall, Measurement Specialists, Newoport, NN, Inc., FOFIN-SINAR, Smith & Wesson, Twin Disc and Zygo, which were proposed by Radford and approved by the Company’s compensation committee. The Company used this peer group to benchmark executive compensation, initially at 25% of the peer group with a long-term goal of 50%. The Companywill clearly disclose in future filings that it engages in benchmarking of total executive compensation.

Confidential Treatment Request made by The L.S. Starrett Company

The Company’s benchmarking process evaluates short-term factors including” base compensation, cash bonuses, benefits and long-term factors includes stock options, restricted stock and benefits.

14.	With a view towards future disclosure, please tell us how the compensation committee determined the mix of options and restricted stock units comprising the long term equity award.

Response

The Company acknowledges the Staff’s comment and will disclose the basis for determining the mix of stock options and restricted stock in future filings. The Compensation Committee determined the mix of options and stock comprising the long-term equity awards based upon benchmarking with peer groups with the initial goal of bringing the Company to the 25th percentile initially with a long-term goal of 50th percentile.

Director Compensation For Fiscal Year 2013, page 14

15.

We note that the size of meeting fees and retainers varies among the directors. In accordance with Item 402(k)(3) of Regulation S-K, please describe the extent to which a director may have a different compensation arrangement compared to other directors. For example, if a committee member receives a greater retainer than a non-committee member, separately describe these fees.

Response

The Company advises the Staff that all non-management directors are paid a retention fee of $35,000. Non-management directors who serve as committee chairpersons receive additional amounts for their service as chairpersons. In fiscal year 2013, Mr. Lemoine, the audit committee chair, Mr. Kennedy, the compensation committee chair, and Mr. Lawrence, the corporate governance and nominating committee chair, were paid an additional $5,000, $3,000 and $2,000, respectively, for serving as chairperson of a committee.

Section 16(a) Beneficial Ownership Reporting Compliance, page 19

16.	You disclose that “all such reports were timely filed in fiscal 2012 by such directors and officers.” Please supplementally confirm whether all reports were timely filed in fiscal 2013.

In future filings, please ensure your disclosure covers the most recent fiscal year. Refer to Item 405(a)(1) of Regulation S-K.

Response

The Company confirms that all reports required to be filed under Section 16(a) of the Securities Exchange Act of 1943, as amended, were timely filed in fiscal 2013. The Company acknowledges the Staff’s comments and will ensure its future filings will cover the most recent fiscal year.

* * * * *

Confidential Treatment Request made by The L.S. Starrett Company

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, THE L. S. STARRETT COMPANY /s/ Francis J. O’Brien Francis J. O’Brien Treasurer and Chief Financial Officer

cc:  D. Lewandoski: Grant Thornton LLP
       T. Danielski: Ropes & Gray LLP